UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2026

Commission File Number: 001-41663

Chanson International Holding

B9 Xinjiang Chuangbo Zhigu Industrial Park

No. 100 Guangyuan Road, Shuimogou District

Urumqi, Xinjiang, China

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒          Form 40-F ☐

On June 26, 2026, Ms. Jihong Cai resigned as the chief financial officer of Chanson International Holding (the “Company”), effective immediately. Her resignation was due to other commitments. There were no disagreements between Ms. Cai and the Company.

On June 26, 2026, the board of directors of the Company (the “Board”) appointed Mr. Gang Liu as the chief financial officer of the Company, effective immediately.

Mr. Gang Liu has over 30 years of experience in accounting and financial management. Prior to joining the Company, Mr. Liu served as Finance Department Director at Kashgar Urban Construction Investment Company since September 2024. He previously held senior finance leadership positions as Finance Director at Karamay Longda Urban Construction Development Co., Ltd. from 2020 to 2024, Finance Director at Xinjiang Guojing Agricultural Development Co., Ltd. from 2017 to 2020, Seconded Finance Manager at Xinjiang Chengxinda Real Estate Co., Ltd. from 2015 to 2017, Finance Supervisor at Xinjiang Tianhengji Urban Development Co., Ltd. from 2011 to 2015, Finance Manager at Xinjiang Dehao International Co., Ltd. from 2006 to 2011, Finance Manager at Xinjiang Xinyinyu Investment Group from 2003 to 2006, and held various finance positions at Xinjiang Construction Engineering Group from 1993 to 2003. Mr. Liu holds a Bachelor’s degree in Accounting from Xinjiang University of Finance and Economics and an Associate degree in Accounting from Urumqi Vocational University. He is a Senior Accountant, Certified Tax Agent, and Intermediate Accountant.

In connection with the appointment, the Company entered into (i) an employment agreement, and (ii) an indemnification agreement with Mr. Liu. The forms of employment agreement and indemnification agreement are attached as Exhibits 4.1 and 4.2 to this Current Report on Form 6-K and incorporated herein by reference.

The Board would like to thank Ms. Cai for her service and contributions to the Company and welcomes Mr. Liu to his new role.

Incorporation by Reference

The contents of this Current Report on Form 6-K are hereby incorporated by reference into (i) the Company’s registration statement on Form S-8 (File No. 333-288739) filed with the SEC on July 18, 2025 and (ii) the Company’s registration statement on Form F-3 (File No. 333-289600) that was initially filed with the SEC on August 14, 2025 and declared effective by the SEC on September 30, 2025.

EXHIBIT INDEX

Exhibit No.	Description
4.1	Form of Employment Agreement (incorporated by reference to Exhibit 10.1 of our Registration Statement on Form F-1 (File No. 333-254909) initially filed with the Securities and Exchange Commission on March 31, 2021)
4.2	Form of Indemnification Agreement (incorporated by reference to Exhibit 10.2 of our Registration Statement on Form F-1 (File No. 333-254909) initially filed with the Securities and Exchange Commission on March 31, 2021)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Chanson International Holding

Date: July 1, 2026	By:	/s/ Gang Li
	Name:	Gang Li
	Title:	Chief Executive Officer and Chairman of the Board of Directors (Principal Executive Officer)

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